SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                   13G/A
                      AMENDMENT NO. 2 TO SCHEDULE 13G


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
    (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)




                            PBOC HOLDINGS, INC.
 -------------------------------------------------------------------------
                             (Name of Issuer)



                  Common Stock, par value $.01 per share
 -------------------------------------------------------------------------
                      (Title of Class of Securities)



                                 69316G108
 -------------------------------------------------------------------------
                              (CUSIP Number)


                             December 31, 1998
 -------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

          [   ]     Rule 13d-1(b)
          [ X ]     Rule 13d-1(c)
          [   ]     Rule 13d-1(d)


CUSIP No. 69316G108            13G

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Value Partners, Ltd., 75-2291866

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [   ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF        5    SOLE VOTING POWER           1,449,000
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0**
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      1,449,000
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,449,000**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                             [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.6%

12   TYPE OF REPORTING PERSON*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.



CUSIP No. 69316G108            13G

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ewing & Partners, 75-2741747

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [   ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF        5    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0**
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                             [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%**

12   TYPE OF REPORTING PERSON*

     PN


     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4


CUSIP No. 69316G108            13G

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Timothy G. Ewing, ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [   ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

     NUMBER OF        5    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0**
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                             [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%**

12   TYPE OF REPORTING PERSON*

     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.


                      AMENDMENT NO. 2 TO SCHEDULE 13G

          This Amendment No. 2 to Schedule 13G (this "Amendment") is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing, the managing general partner of Ewing & Partners, as an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $.01 per share (the "Common Stock"), of PBOC Holdings, Inc. as filed with the Securities and Exchange Commission on June 15, 1998, and as amended by Amendment No.1 to Schedule 13G, which was filed with the Securities and Exchange Commission on June 19, 1998 (collectively the "Statement"). This Amendment is being filed to reflect the change in business address of Value Partners and the increase in the number of shares of Common Stock directly owned and held by Value Partners, Ltd.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE,
           RESIDENCE:

           Item 2(b) of the Statement is hereby amended and restated in its entirety to read as follows:

           The principal business office of Value Partners, Ewing & Partners and Mr. Ewing is Suite 808, 4514 Cole Avenue, Dallas, Texas 75205.

ITEM 4     OWNERSHIP:

           Item 4 of the Statement is hereby amended and restated to read as follows:

           See Items 5 through 11 on page 2 for Value Partners, page 3 for Ewing & Patners and page 4 for Mr. Ewing.

           Value Partners has the sole power to vote and dispose of the 1,449,000 shares of Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Ewing & Partners, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the 1,449,000 shares of Common Stock owned by Value Partners. Mr. Ewing, as managing general partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the 1,449,000 shares of Common Stock owned by Value Partners.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:  January 14, 1999


                                   VALUE PARTNERS, LTD.

                                   By:  EWING & PARTNERS
                                        as General Partner


                                        By:  /S/TIMOTHY G. EWING
                                             ---------------------------
                                             Timothy G. Ewing
                                             as Managing Partner

                                   EWING & PARTNERS

                                   By:  /S/TIMOTHY G. EWING
                                        ---------------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                                   /S/TIMOTHY G. EWING
                                   ---------------------------
                                   Timothy G. Ewing